UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
Select Comfort Corporation

(Name of Issuer)
Common Stock, $.01 par value

(Title of Class of Securities)
81616X103

(CUSIP Number)
Robert Atchinson
Adage Capital Partners GP, L.L.C.
200 Clarendon St., 52nd Floor
Boston, MA 02116
(617) 867-2800
with a copy to
Paul S. Bork, Esq.
Foley Hoag LLP
155 Seaport Blvd.
Boston, MA 02210
(617) 832-1113

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
September 3, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1746 (1-06)

CUSIP No.	81616X103	13D	Page	2	of	10	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Adage Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,765,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,765,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,765,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	81616X103	13D	Page	3	of	10	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Adage Capital Partners GP, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,765,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,765,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,765,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	81616X103	13D	Page	4	of	10	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Adage Capital Advisors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,765,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,765,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,765,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	81616X103	13D	Page	5	of	10	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Robert Atchinson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,765,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,765,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,765,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	81616X103	13D	Page	6	of	10	Pages

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only). Phillip Gross

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,765,000

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		6,765,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	6,765,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	14.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	81616X103	Page	7	of	10
Item 1. Security and Issuer
This joint statement on Schedule 13D relates to the common stock, $.01 par value (the “Common Stock”) of Select Comfort Corporation, a Minnesota corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 9800 59th Avenue North, Minneapolis, MN 55442.
Item 2. Identity and Background
(a) This joint statement on Schedule 13D is being filed by the following persons (collectively referred to as the “Reporting Persons”): Adage Capital Partners, L.P., a Delaware limited partnership (“ACP”), Adage Capital Partners GP, L.L.C., a Delaware limited liability company and the sole general partner of ACP (“ACPGP”), Adage Capital Advisors, L.L.C., a Delaware limited liability company and the managing member of ACPGP (“ACA”), and Robert Atchinson and Phillip Gross, the managing members of ACA (the “Managing Members”). ACA is the direct holder of the shares of Common Stock to which this Schedule 13D relates. By virtue of their positions, each of ACPGP, ACA and each Managing Member has the power to vote and dispose of the shares of Common Stock held by ACP. Information with respect to each of the Reporting Persons is as follows:
(b) The principal business address of each of the Reporting Persons is 200 Clarendon St., 52nd Floor, Boston, MA 02116.
(c) The principal business of ACP is to invest in securities. The principal business of ACPGP is the management of the affairs of ACP. The principal business of ACA and each Managing Member is the management of investments in securities.
(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Managing Members is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration
The 6,765,000 shares of Common Stock to which this Schedule 13D relates were acquired by ACP for an aggregate purchase price of approximately $8,211,676 using working capital of ACP. ACPGP, ACA and Messrs. Atchinson or Gross control the investing and trading in securities of ACP. None of ACPGP, ACA or Messrs. Atchinson or Gross directly own any shares of Common Stock.

CUSIP No.	81616X103	Page	8	of	10
Item 4. Purpose of Transaction
The Reporting Persons acquired shares of the Common Stock of the Issuer for investment purposes, based on their belief that the Issuer’s stock was undervalued and represented an attractive investment opportunity. The Reporting Persons may from time to time engage in a dialogue with management of the Issuer (“Management”) and with the chairman of the Issuer’s Board of Directors (the “Board of Directors”), including dialogue as part of conversations in which other stockholders of the Issuer were present and participating, as well as dialogue with other stockholders of the Issuer, in each case regarding factors contributing to undervaluation of the Issuer’s stock and new strategies to create and maximize value for the Issuer’s stockholders. On September 3, 2009, the Reporting Persons communicated to the Board of Directors their support for the outcome of the stockholder vote held at the Special Meeting of Stockholders held on August 27, 2009 rejecting the proposed Sterling transaction, and further communicated their willingness to discuss with the Board of Directors other financing alternatives for the Company, in each case as set forth in the letter from the Reporting Persons to the Board of Directors, attached as Exhibit 1 hereto and incorporated herein by reference.
The Reporting Persons intend to regularly review their equity interest in the Issuer. Depending upon their evaluation of the factors described below, one or more of the Reporting Persons may from time to time purchase additional securities of the Issuer, dispose of all or a portion of the securities then held by such Reporting Person, or cease buying or selling such securities. Any such additional purchases or sales of securities of the Issuer may be in the open market or privately negotiated transactions or otherwise. The factors which the Reporting Persons may consider in evaluating their equity interest in the Issuer’s business include the following: (i) the Issuer’s business and prospects; (ii) the business strategy and actions of Management and the Board of Directors to enhance the Issuer’s value to its stockholders; (iii) the performance of the Common Stock and the availability of the Common Stock for purchase at particular price levels; (iv) the availability and nature of opportunities to dispose of the Reporting Persons’ interests; (v) general economic conditions; (vi) stock market and money market conditions; (vii) other business and investment opportunities available to the Reporting Persons; and (viii) other plans and requirements of the Reporting Persons.
Depending on their assessment of the foregoing factors, the Reporting Persons may, from time to time, modify their present intention as stated in this item 4. Except as set forth above, the Reporting Persons do not have at this time any specific plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) In the aggregate, each of the Reporting Persons beneficially owns 6,765,000 shares of the Common Stock of the Issuer, representing approximately 14.8% of such class of securities. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 45,595,806 shares of the Common Stock of the Issuer outstanding as of July 20, 2009, as reported in the Issuer’s Definitive Proxy Statement filed with the Securities and Exchange Commission on July 28, 2009.

CUSIP No.	81616X103	Page	9	of	10
(b) By virtue of their positions as general partner of ACP, managing member of ACPGP, and Managing Members of ACA, respectively, each of ACPGP, ACA and each of the Managing Members has the shared authority to vote and dispose of the shares of Common Stock reported in this Schedule 13D.
(c) The following transactions in the Common Stock were conducted by Reporting Persons from July 5, 2009 (60 days prior to the event which requires the filing of this statement) to the date hereof:

		No. of Shares	Purchase/(Sale)
Reporting Person	Date	Purchased/(Sold)	Price Per Share
Adage Capital Partners, L.P.	07/28/2009	65,889	$1.81
	07/29/2009	134,111	$1.95
Each of the above listed transactions was conducted in the ordinary course of business on the open market for cash. Purchase and sale prices do not reflect brokerage commissions paid.
(d) N/A
(e) N/A
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Except as provided in the preceding paragraph, or elsewhere in this Schedule 13D, including the Exhibits attached hereto, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons, or between any Reporting Person(s) and any third party, with respect to any securities of the Issuer, including, but not limited to, transfer or voting any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
Exhibit 1 Letter from the Reporting Persons to the Issuer dated as of September 3, 2009.
Exhibit 2 Joint Filing Agreement by and among the Reporting Persons dated as of September 3, 2009.

CUSIP No.	81616X103	Page	10	of	10
Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DATE: September 3, 2009

ADAGE CAPITAL PARTNERS, L.P.

By: Adage Capital Partners, GP, L.L.C.
General Partner

By: /s/ Robert Atchinson Name: Robert Atchinson
Title: Managing Member

ADAGE CAPITAL PARTNERS, GP, L.L.C.

By: Adage Capital Advisors, L.L.C.
Managing Member

By: /s/ Robert Atchinson Name: Robert Atchinson
Title: Managing Member

ADAGE CAPITAL ADVISORS, L.L.C.

By: /s/ Robert Atchinson Name: Robert Atchinson
Title: Managing Member

ROBERT ATCHINSON

/s/ Robert Atchinson Robert Atchinson, individually

PHILLIP GROSS

By: /s/ Phillip Gross Phillip Gross, individually